UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to __________

Commission file number: 1-15062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN
(formerly named AOL Time Warner Savings Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

Exhibit Index is on page 21

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AOL Time Warner Savings Plan
(now known as Time Warner Savings Plan)

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

AOL Time Warner Savings Plan
(now known as Time Warner Savings Plan)

Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

Contents

Report of Independent Registered Public Accounting Firm

Administrative Committee
AOL Time Warner Savings Plan
(now known as Time Warner Savings Plan)

We have audited the accompanying statements of net assets available for benefits of the AOL Time Warner Savings Plan (now known as Time Warner Savings Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
June 11, 2004

AOL Time Warner Savings Plan
(now known as Time Warner Savings Plan)

Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
	(In Thousands)	
Investment in AOL Time Warner Defined Contribution Plans Master Trust (now known as Time Warner Defined Contribution Plans Master Trust) *(Notes A and C)*	**$ 2,711,389**	$ 2,117,272
Loans to participants	**52,040**	42,642
Other assets	**121**	2,431
Total assets	**2,763,550**	2,162,345
Forfeitures payable	**4,091**	2,263
Administrative expenses payable	**45**	196
Total liabilities	**4,136**	2,459
Net assets available for benefits	**$2,759,414**	$ 2,159,886

See accompanying notes.

AOL Time Warner Savings Plan
(now known as Time Warner Savings Plan)

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31, 2003	2002
	(In Thousands)	
Net assets available for benefits at beginning of year	**$ 2,159,886**	$ 2,674,511
Changes in net assets		
Net investment gain/(loss) from AOL Time Warner Defined Contribution Plans Master Trust (now known as Time Warner Defined Contribution Plans Master Trust) *(Notes A and C)*	**536,385**	(695,197)
Employing Company Contributions, net of forfeitures	**73,527**	44,251
Participant contributions	**153,924**	93,202
Dividend and interest income	**3,193**	3,426
Participant withdrawals	**(175,697)**	(187,615)
Administrative expenses	**(628)**	(461)
Net asset transfers from other plans *(Note A)*	**8,824**	227,769
Net change	**599,528**	(514,625)
Net assets available for benefits at end of year	**$ 2,759,414**	$ 2,159,886

See accompanying notes.

A. Description of the Plan

The following is an abbreviated description of the AOL Time Warner Savings Plan (now known as Time Warner Savings Plan) (the "Plan") (see Note H). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

Effective October 16, 2003, AOL Time Warner Inc. changed its name to Time Warner Inc. ("Time Warner") and the AOL Time Warner Inc. Stock Fund was changed to the Time Warner Inc. Stock Fund accordingly.

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner and certain of its subsidiaries and affiliates, (collectively, the "Employing Companies"). Employees may participate in the Plan after three months of continuous employment. In addition, employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are eligible to participate in the Plan. The Plan is a participating plan in the AOL Time Warner Defined Contribution Plans Master Trust (now known as the Time Warner Defined Contribution Plans Master Trust) (the "Master Trust"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective April 1, 2002, the Plan was amended to permit a participant to elect at any time to transfer holdings in the Time Warner Inc. Stock Fund that originated from Employing Company Contributions (as defined below) (other than account balances that were transferred from the Time Incorporated Payroll-Based Employee Stock Ownership Plan or the WCI Employee Stock Ownership Plan, which are subject to a limited diversification right) to any of the other Investment Funds (as defined below) after such amounts were credited to the participant's account.

Prior to September 1, 2003, Employing Company matching contributions ("Matching Contributions") were automatically invested in the Time Warner Inc. Stock Fund (except for certain Employing Companies). Effective September 1, 2003, all Matching Contributions are invested in the same Investment Funds as the participant's current employee contribution elections.

A. Description of the Plan (continued)

Effective January 1, 2003, the America Online, Inc. Employees Deferred Savings Plan (the "AOL Savings Plan") was merged into the Plan. In anticipation of this merger, AOL Savings Plan assets having an aggregate value of approximately $228 million were transferred into the Plan on December 31, 2002. AOL Savings Plan transfers were invested in Investment Funds (as defined below) with similar characteristics to those funds in which assets were invested in the AOL Savings Plan. All participants in the AOL Savings Plan became participants of the Plan.

Effective January 1, 2003, the Synapse Group, Inc. 401(k) Profit Sharing Plan ("Synapse Plan") was merged into the Plan. Accordingly, Synapse Plan assets having an aggregate value of approximately $7 million, including accrued profit sharing contributions, were transferred into the Plan on January 2, 2003. Synapse Plan transfers were invested in Investment Funds (as defined below) with similar characteristics to the funds in which assets were invested in the Synapse Plan. All participants in the Synapse Plan became participants of the Plan.

Effective January 1, 2003, the account balances in the TWC Savings Plan of the employees of AOL Time Warner Interactive Video Group, Inc. (known as Mystro) ("Mystro Employees") were transferred to the Plan. Accordingly, assets of Mystro Employees having an aggregate value of approximately $2 million were transferred into the Plan on January 31, 2003. Assets of Mystro Employees remained invested in the same Investment Funds (as defined below) in the Master Trust since both plans participate in the Master Trust. All Mystro Employees who were participants in the TWC Savings Plan became participants of the Plan.

In December 2003, Time Warner sold its Time Life operations to Direct Holdings Worldwide LLC, a venture of Ripplewood Holdings LLC and Zelnick Media Corporation. Account balances of employees in the Time Life operations were not transferred out of the Plan as part of the sale. As a result of the transaction, the employees of Time Life were treated as terminated employees under the terms of the Plan. Upon the closing of the sale, the account balances of the transferred employees became fully vested.

A. Description of the Plan (continued)

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant's eligible compensation, up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code"). After one year of continuous employment, Matching Contributions are made as a percentage of a participant's contributions to the Plan and are capped at a certain percentage of the participant's eligible compensation. The allowable contribution percentages and Matching Contributions vary among Employing Companies. Generally, Matching Contributions equal 50% or 66.67% of the first 6% of the participant's eligible compensation contributed to the Plan, depending upon the participant's Employing Company. For certain Employing Companies, the Plan provides for a Matching Contribution percentage of 160% or 10% (depending on the Employing Company) of the first 4% of the participant's eligible compensation contributed to the Plan.

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the statements of changes in net assets available for benefits.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions ("Employing Company Contributions").

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust. Participant contributions, Matching Contributions and Rollovers may generally be invested in specific increments in the Investment Funds.

Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate.

Participant contributions, Rollovers, and earnings thereon are fully vested.

In January 2000, Historic TW Inc. (then named Time Warner Inc.) and America Online, Inc. entered into an agreement to merge by forming a new holding company named AOL Time Warner Inc. As a result of the agreement, a "change of control" of Historic TW Inc. occurred as defined under the Plan, so that past, current and future contributions made with respect to

A. Description of the Plan (continued)

all active employees on January 9, 2000 who were eligible to participate in the Plan (regardless of whether they had already established an account in the Plan) became 100% vested. For other participants, Employing Company Contributions and earnings thereon generally vest based upon years or periods of service as follows:

Vesting for New Hires on or after January 1, 2000

Matching Contributions and Earnings Thereon		Profit-Sharing Contributions and Earnings Thereon	
Years or Periods of Service	**Vested Percentage**	**Years or Periods of Service**	**Vested Percentage**
Less than 2	0%	Less than 5	0%
2 but less than 3	25%	5 or more	100%
3 but less than 4	50%		
4 but less than 5	75%		
5 or more	100%		

Vesting for Those Hired on or after January 10, 1999 but before January 1, 2000

Both Matching Contributions and Profit Sharing Contributions and Earnings Thereon

Years or Periods of Service	Vested Percentage
Less than 2	0%
2 but less than 3	34%
3 but less than 4	67%
4 or more	100%

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, or in the event of Plan termination. Forfeited contributions and earnings thereon are generally used to reduce future Employing Company Contributions to the Plan. Forfeitures for 2003 and 2002 are approximately $1,764,000 and $663,000, respectively.

A. Description of the Plan (continued)

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts and periodically transfer account balances among Investment Funds offered under the Plan. Loans are recorded at principal amounts and are treated as transfers between the individual Investment Funds and the participant loan fund. Loan terms range from one to five years or, for the purchase of a primary residence, 10 years (15 years effective January 1, 1999). Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence have loan terms up to 30 years based on the plan provisions in effect of the plan from which the original loan was requested. Interest rates are fixed at the time of the loan at the prime rate plus 1%. Interest rates as of December 31, 2003 and 2002 range from 5.00% to 11.50% and 4.75% to 11.50%, respectively.

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash except for the Time Warner Inc. Stock Fund, which also offers shares of Time Warner Inc. common stock (formerly AOL Time Warner Inc. common stock) ("Time Warner common stock") as a distribution election. Fractional shares are paid in cash.

Time Warner reserves the right to discontinue its contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan Administrator is a committee ("Administrative Committee") appointed by the Board of Directors of Time Warner. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

B. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Certain administrative costs are charged directly to the Plan. All other administrative costs are paid by Time Warner.

B. Summary of Significant Accounting Policies (continued)

The preparation of financial statements is in conformity with U.S. generally accepted accounting principles and requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

C. Investments

The assets of the Plan are primarily held in the Master Trust, a trust maintained for the collective investment of the assets of several qualified defined contribution plans sponsored by Time Warner or its affiliates. The Master Trust provides for eleven core Investment Funds including several equity funds, a balanced fund, a stable value fund, a money market fund, a fund primarily invested in Time Warner common stock and, effective January 1, 2003, a growth and income mutual fund. The Master Trust also provides for many additional mutual funds as Investment Funds.

The beneficial interests of the Plan in the Master Trust at December 31, 2003 and 2002, used to allocate investment income/loss, gains and losses and certain expenses to the Plan, are 68.13% and 67.60%, respectively.

Investments are recorded by the Master Trust on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in commingled trust funds are valued at unit values as reported by Fidelity and its affiliates. The Capital Preservation Fund may include guaranteed return insurance company contracts and synthetic investment contracts. The guaranteed return insurance company contracts are benefit responsive and are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. A synthetic investment contract is an agreement under which the Master Trust purchases debt obligations (such as fixed-income asset-backed and mortgaged-backed securities) and then contracts with a financial institution to provide for liquidity and an adjustable rate of return thereon (called a "wrapper") which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. As such, synthetic investment contracts are recorded at contract value, which approximates fair value. The fair value of the underlying securities of the synthetic investment contracts in the Master Trust was approximately $426,624,000 and $420,068,000 as of December 31, 2003 and 2002, respectively.

C. Investments (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily and was 4.8% and 5.3% at December 31, 2003 and 2002, respectively. The average annualized yield of the Capital Preservation Fund was 5.1% and 5.8% for the years ended December 31, 2003 and 2002, respectively.

The net assets available to participating plans in the Master Trust are summarized below:

	December 31, 2003	December 31, 2002
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	**$ 1,581,485**	$ 1,246,178
Time Warner common stock	**863,335**	626,191
Synthetic investment contracts	**410,799**	397,182
Mutual funds	**1,113,030**	768,917
Cash equivalents	**12,097**	9,699
Total investments	**3,980,746**	3,048,167
Accrued investment income and other assets	**6,755**	94,696
Total assets	**3,987,501**	3,142,863
Total liabilities	**7,830**	11,200
Net assets available to Participating Plans	**$ 3,979,671**	$ 3,131,663

C. Investments (continued)

During the years ended December 31, 2003 and 2002, investment income (loss) of the Master Trust was as follows:

	Years ended December 31, 2003	2002
	(In Thousands)	
Interest and dividend income	**$ 39,160**	$ 34,554
Net realized and unrealized appreciation/(depreciation) in fair value of investments:		
Commingled trust funds	**394,277**	(249,635)
Time Warner common stock	**247,628**	(893,892)
Mutual funds	**144,958**	(77,855)
Total net realized and unrealized appreciation/(depreciation)	**786,863**	(1,221,382)
Total investment income and net realized and unrealized appreciation/(depreciation)	**$ 826,023**	$ (1,186,828)

D. Nonparticipant-Directed Investments

The Plan provides for a participant-directed program, which allows participants to choose among various investment alternatives. With respect to the Matching Contributions, prior to September 1, 2003, the Time Warner Inc. Stock Fund included nonparticipant-directed investments that were directed by Time Warner and as specified under the Plan (see Note A).

Information about the net assets and the significant components of the changes in net assets relating to the Plan's beneficial interest in the Investment Fund that includes nonparticipant-directed investments is as follows:

	December 31, 2003	2002
	(In Thousands)	
Net assets:		
Time Warner Inc. Stock Fund	**$ 464,153**	$ 333,846

D. Nonparticipant-Directed Investments (continued)

	Years ended December 31, 2003	2002
	(In Thousands)	
Changes in net assets:		
Net investment gain/(loss) from AOL Time Warner Defined Contribution Plans Master Trust (now known as Time Warner Defined Contribution Plans Master Trust)	**$ 126,068**	$ (484,885)
Employing Company Contributions, net of forfeitures	**23,868**	16,766
Participant contributions	**10,002**	10,301
Participant withdrawals	**(15,771)**	(30,428)
Administrative expenses	**(203)**	(175)
Net transfers to participant-directed investments	**(13,657)**	(34,428)
Net changes in net assets	**$ 130,307**	$ (522,849)

E. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2003 and 2002 for Employing Company Contributions to the Plan. The Master Trust can also purchase or sell shares of Time Warner common stock on the open market or directly from or to Time Warner. There were no purchases or sales directly from or to Time Warner in 2003 or 2002.

F. Contingencies

On January 17, 2002, AOL Community Leader volunteers filed a class action lawsuit in the U.S. District Court for the Southern District of New York against Time Warner, America Online and America Online Communities, Inc. under ERISA titled Hallissey et al. v. AOL Time Warner Inc. et al. Plaintiffs allege that they are entitled to pension and/or welfare benefits and/or other employee benefits subject to ERISA. In March 2003, plaintiffs filed and served a second amended complaint, adding as defendants the Time Warner Administrative Committee and the AOL Administrative Committee. On May 19, 2003, Time Warner, America Online, and AOL Community, Inc. filed a motion to dismiss and the Administrative Committees filed a motion for judgment on the pleadings. Both of these motions are now

F. Contingencies (continued)

pending. Time Warner intends to defend against these lawsuits vigorously. Time Warner is unable to predict the outcome of these lawsuits or reasonably estimate a range of possible loss.

As of June 11, 2004, three putative class action lawsuits have been filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Plan, the AOL Time Warner Thrift Plan and/or the TWC Savings Plan (the "Plans"). Collectively, these lawsuits name as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative Committees of the Plans. The lawsuits allege that Time Warner and other defendants breached certain fiduciary duties to plan participants by, *inter alia*, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions. The complaints seek unspecified damages and unspecified equitable relief. The ERISA actions have been consolidated for coordinated pre-trial proceedings as part of other Time Warner-related shareholder lawsuits and derivative actions under the caption *In re AOL Time Warner Inc. Securities and "ERISA" Litigation* in the Southern District of New York. On July 3, 2003, plaintiffs filed a consolidated amended complaint naming additional defendants, including America Online, Inc., certain current and former officers, directors and employees of Time Warner and Fidelity Management Trust Company. On September 12, 2003, Time Warner filed a motion to dismiss the consolidated ERISA complaint and that motion is pending. On September 26, 2003, the court granted Time Warner's motion for a limited stay of discovery in the ERISA actions. Time Warner intends to defend against these lawsuits vigorously. Time Warner is unable to predict the outcome of these cases or reasonably estimate a range of possible loss. The Plans are not named as defendants in these consolidated actions.

G. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service dated April 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

H. Subsequent Events

Effective January 1, 2004, the Plan name was changed to Time Warner Savings Plan to reflect the new corporate name of the Plan's sponsor.

On March 31, 2004 (the "Sales Date"), Time Warner sold its interest in the Turner winter sports teams (the Atlanta Thrashers and the Atlanta Hawks) and operating rights to Philips Arena, an Atlanta sports and entertainment venue, to Atlanta Spirit LLC. In connection with this transaction, account balances of these employees were not transferred out of the Plan on the Sales Date and the employees of these entities were treated as terminated employees under the terms of the Plan. Upon closing, account balances of the terminated employees were fully vested.

Supplemental Schedule

AOL Time Warner Savings Plan

(now known as Time Warner Savings Plan)

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2003

Description of Investment	Current Value
Loans to participants (interest rates from 5.00% to 11.50%, maturing through October 2030)	$52,039,752

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 15, 2004

By: ______________________

Name: Pascal Desroches

Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	22

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574 and 333-102787 on Form S-8 of Time Warner Inc. pertaining to the Time Warner Savings Plan (the "Plan") of our report dated June 11, 2004, with respect to the financial statements and supplemental schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

New York, New York
June 22, 2004